2/28/07

SECURITI  SION

07002687

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Arbitrage Fund

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polakoff, & Michaelson CPA

(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2006

(With Independent Auditor's Report Thereon)


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH., D.C.
213
SECTION

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants

OATH OR AFFIRMATION

I, Gideon King, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule (s) pertaining to the Firm of LOEB ARBITRAGE FUND, as of December 31, 2006, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.



(Signature)

President, Loeb Arbitrage Management, Inc. G.P.
(Title)



(Notary Public)

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2010

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2006

TABLE OF CONTENTS

POLAKOFF & MICHAELSON, CPA, P.C.
Certified Public Accountants



POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Partners of
Loeb Arbitrage Fund
New York, New York

We have audited the accompanying statement of financial condition including the condensed schedule of investments of Loeb Arbitrage Fund as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loeb Arbitrage Fund as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Polakoff & Michaelson, CPA, P.C.

New York, New York
February 26, 2007

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

LOEB ARBITRAGE FUND

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Securities owned:	
Marketable securities owned - at market value (Notes 3 and 8)	$ 598,911,408
Restricted securities owned - at fair value (Notes 3 and 8)	16,062,281
Other investments - at fair value (Notes 3 and 8)	65,819,304
Receivable from clearing broker - unrealized appreciation on equity swap contracts (Notes 3 and 8)	9,056,987
Receivable from clearing broker - unrealized appreciation on futures contracts (Notes 3 and 8)	453,190
Due from clearing brokers (Note 4)	323,926,116
Accrued dividends and interest receivable	1,416,716
Total assets	$ 1,015,646,002

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold but not yet purchased - at market value (Notes 3 and 8)	$ 147,542,340
Partners distributions payable	113,871,099
Accrued expenses	19,378,114
Accrued dividends and interest on securities sold but not yet purchased	1,040,111
Due to general partner (Note 5)	218,493
Total liabilities	282,050,157
Commitments (Note 7)	
Partners' capital (Note 11)	733,595,845
Total liabilities and partners' capital	$ 1,015,646,002

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities		
North America (primarily United States)		
Basic Materials		
Metals and Mining	2.53	$ 18,524,991
Chemicals - Diversified	0.53	3,892,823
Gold Mining	0.11	836,096
Other	0.04	311,749
Capital Goods		
Building and Construction - Miscellaneous	0.93	6,839,590
Electronic Components - Miscellaneous	0.20	1,502,963
Other	0.08	593,283
Consumer, Non-cyclical		
Auto and Truck Parts and Equipment - Replacement	1.01	7,390,768
Casino Hotels	0.68	4,956,263
Travel Services	0.29	2,113,291
Other	0.06	427,915
Consumer Discretionary		
Media	4.28	31,426,001
Hotels and Motels	2.92	21,454,566
Specialty Retail	2.68	19,652,742
Leisure Equipment and Products	0.49	3,562,324
Household Durables	0.41	2,982,095
Auto and Truck Parts and Equipment - Original	0.24	1,775,507
Internet and Catalog Retail	0.21	1,539,142
Diversified Consumer Services	0.16	1,157,938
Other	0.02	134,684
Consumer Staples		
Food and Staples Retailing	1.45	10,657,436
Food Products	0.76	5,567,968
Consumer, Non-cyclical		
Miscellaneous	0.31	2,262,812
Poultry	0.20	1,465,906
Cosmetics and Toiletries	0.15	1,136,421
Other	0.00	163
Energy		
Energy Equipment and Services	1.34	9,825,578
Oil, Gas and Consumable Fuels	1.07	7,849,433
Oil Company - Integrated	0.62	4,542,683
Energy - Alternate Sources	0.24	1,742,312
Oil Exploration and Production	0.21	1,558,179

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities ***(Continued)***		
Financial		
REITS	3.07	22,537,743
Insurance	2.51	18,389,582
Specified Purpose Acquisition	1.09	7,996,703
Finance - Auto Loans	0.52	3,837,396
E-Commerce/Services	0.49	3,626,515
REITS - Office Property	0.45	3,324,663
REITS - Diversified	0.40	2,929,298
Commercial Banks - Eastern US	0.30	2,182,957
Capital Markets	0.30	2,164,293
Consumer Finance	0.25	1,808,768
Commercial Banks - Central US	0.17	1,259,413
Commercial Banks	0.10	704,786
Thrifts and Mortgage Finance	0.07	539,512
Finance - Investment Banker/Broker	0.06	446,972
Other	0.11	775,492
Healthcare		
Pharmaceuticals	1.42	10,425,049
Biotechnology	1.08	7,934,870
Health Care Equipment and Supplies	1.03	7,561,775
Pharmacy Services	0.99	7,279,305
Health Care Providers and Services	0.53	3,869,486
Life Sciences Tools and Services	0.28	2,074,247
Medical - Biomedical/Gene	0.28	2,030,673
Medical Labs and Testing Services	0.25	1,804,772
Other	0.04	292,875
Industrials		
Commercial Services and Supplies	3.31	24,306,562
Airlines	0.62	4,580,250
Industrial Conglomerates	0.30	2,199,434
Machinery	0.22	1,616,033
Aerospace/Defense	0.22	1,587,769
Road and Rail	0.20	1,445,605
Building and Construction - Miscellaneous	0.14	1,051,441
Trading Companies and Distributors	0.14	1,035,391
Other	0.04	300,379
Information Technology		
Internet Software and Services	4.38	32,144,451
Semiconductors and Semiconductor	2.42	17,760,002
Communications Equipment	2.06	15,133,822
Computers and Peripherals	0.98	7,191,974
Software	0.86	6,279,778

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities *(Continued)*		
Information Technology *(Continued)*		
IT Services	0.75	5,529,548
Electrical Equipment	0.73	5,292,409
Services		
Publishing - Periodicals	0.18	1,353,137
Television	0.11	829,932
Consulting Services	0.08	621,281
Internet Connectivity Services	0.08	595,139
Internet Telephony	0.07	539,761
Diversified Operations	0.05	402,487
Other	0.00	26,288
Technology		
Electronic Components - Semiconductors	2.26	16,545,051
Telecommunications Services	0.99	7,240,918
Applications Software	0.51	3,737,731
Semiconductor Components - Integrated Circuits	0.51	3,731,093
Data Processing/Management	0.23	1,674,263
Computers	0.08	620,483
Identification Systems	0.08	553,020
Web Hosting/Design	0.07	511,558
Other	0.10	726,739
Telecommunication Services		
Wireless Telecommunication Services	1.33	9,734,143
Diversified Telecommunication	1.20	8,830,184
Transportation		
Airlines	0.36	2,616,374
Transport - Services	0.20	1,483,625
Utilities		
Electric - Integrated	0.54	3,936,777
Multi - Utilities	0.35	2,595,614
Independent Power Producers and Distributors	0.25	1,822,790
Electric Utilities	0.17	1,240,128
Other	0.06	412,198
Total North America (primarily United States) (cost $454,218,666)	67.24	493,316,329
Europe		
Basic Materials		
Other	0.00	12,837

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities *(Continued)*		
Consumer, Non-cyclical		
Household Durables	0.95	6,977,706
Consumer Staples		
Food and Staples Retailing	0.41	2,977,294
Beverages - Wine/Spirits	0.22	1,646,984
Consumer, Non-cyclical		
Miscellaneous	0.78	5,704,653
Financial		
Commercial Banks	0.14	1,055,846
Industrials		
Commercial Services and Supplies	1.03	7,510,074
Aerospace/Defense	0.77	5,613,773
Marine	0.25	1,855,814
Machinery	0.07	495,966
Services		
Other	0.00	22,466
Technology		
Telephone - Integrated	0.35	2,602,298
Telecommunication Services		
Other	0.05	397,321
Utilities		
Electric Utilities	0.82	5,951,336
Total Europe (cost $36,202,990)	5.84	42,824,368
Asia and Pacific Rim		
Basic Materials		
Construction Materials	0.43	3,140,954
Chemicals - Diversified	0.17	1,274,099
Metals and Mining	0.08	569,193
Consumer Discretionary		
Auto and Truck Parts and Equipment - Original	1.00	7,363,550
Specialty Retail	0.52	3,784,153
Media	0.31	2,261,508
Multiline Retail	0.20	1,496,485
Distributors	0.10	758,986
Other	0.01	101,414

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities ***(Continued)***		
Consumer Staples		
Personal Products	0.20	1,435,042
Food Products	0.12	875,360
Beverages - Wine/Spirits	0.12	860,021
Consumer, Non-cyclical		
Other	0.01	106,164
Energy		
Oil, Gas and Consumable Fuels	0.42	3,054,153
Energy Equipment and Services	0.15	1,066,380
Financial		
Insurance	0.13	942,698
Diversified Financial Services	0.08	611,464
Other	0.01	50,760
Healthcare		
Pharmaceuticals	0.31	2,306,068
Industrials		
Airlines	0.93	6,750,910
Information Technology		
Electrical Equipment	0.12	903,480
Other	0.02	176,115
Telecommunication Services		
Other	0.05	393,832
Utilities		
Multi - Utilities	0.20	1,425,621
Total Asia and Pacific Rim (cost $40,252,580)	5.69	41,708,410
Other		
Financial		
Other	0.00	813
Total Other (cost $2,726)	0.00	813
Total Equities (cost $530,676,962)	78.77	577,849,920

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Long-Term Debt Securities		
North America (primarily United States)		
Capital Goods		
Diversified Manufacturing Operations	0.98	7,215,026
Consumer, Non-cyclical		
Casino Hotels	0.63	4,594,448
Travel Services	0.34	2,526,779
Specialty Retail	0.20	1,482,361
Consumer, Non-cyclical		
Protection - Safety	0.19	1,299,288
Energy		
Other	0.00	27,995
Healthcare		
Medical Products	0.10	750,500
Utilities		
Electrical Equipment	0.07	525,575
Total North America (primarily United States) (cost $17,733,570)	2.51	18,421,972
Europe		
Basic Materials		
Other	0.04	261,508
Total Europe (Cost $88,590)	0.04	261,508
Total Long-Term Debt Securities (cost $17,822,160)	2.55	18,683,480
Government Securities		
North America		
Government		
United States Government	2.05	15,015,224
Total North America (cost $15,041,477)	2.05	15,015,224
Total Government Securities (cost $15,041,477)	2.05	15,015,224

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Options		
North America (primarily United States)		
Options		
Long Stock Put	0.26	1,925,169
Long Index Put	0.15	1,066,435
Long Index Call	0.04	278,128
Long Stock Call	0.02	155,333
Total North America (primarily United States) (cost $4,208,728)	0.47	3,425,065
Total Options (cost $4,208,728)	0.47	3,425,065
Trade Claims, Bank Debt and Other		
North America (primarily United States)		
Basic Materials		
Chemicals - Diversified	0.69	5,037,600
Consumer, Non-cyclical		
Auto and Truck Parts and Equipment - Original	0.44	3,223,679
Textile - Apparel	0.08	620,384
Energy		
Pipelines	0.70	5,214,246
Financial		
Investment Companies	1.42	10,400,364
Loan Participation	1.41	10,324,247
Finance - Other Services	0.36	2,620,029
Services		
Other	0.02	137,107
Total North America (primarily United States) (cost $34,014,623)	5.12	37,577,656
Total Trade Claims, Bank Debt and Other (cost $34,014,623)	5.12	37,577,656

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Distressed Debt Securities		
North America (primarily United States)		
Basic Materials		
Paper and Related Products	0.37	2,725,595
Consumer, Non-cyclical		
Auto and Truck Parts and Equipment - Original	0.31	2,239,684
Housewares	0.04	265,606
Distribution/Wholesale	0.02	122,181
Textile - Apparel	0.00	7,842
Financial		
Finance - Investment Banker/Broker	0.87	6,369,370
Miscellaneous	0.19	1,430,463
Commercial Banks - Eastern US	0.05	355,128
Special Purpose Entity	0.03	248,459
Insurance	0.02	162,309
Mutual Insurance	0.00	4,308
Healthcare		
Physical Therapy and Rehabilitation Centers	0.22	1,634,014
Medical - Biomedical/Gene	0.03	205,538
Technology		
Diversified Telecommunication	0.40	2,921,825
Biotechnology	0.17	1,231,758
Cable TV	0.12	892,496
Telephone - Integrated	0.70	5,142,326
Utilities		
Other	0.00	16,428
Total North America (primarily United States) (cost $22,992,018)	3.54	25,975,330

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Distressed Debt Securities ***(Continued)***		
Europe		
Capital Goods		
Other	0.00	3,498
Consumer, Non-cyclical		
Distribution/Wholesale	0.14	1,065,716
Transportation		
Transport - Rail	0.07	483,946
Total Europe (cost $1,415,077)	0.21	1,553,160
Total Distressed Debt Securities (cost $628,348,977)	3.75	27,528,490
Municipal Securities		
North America (primarily United States)		
Transportation		
Airlines	0.08	600,132
Local Government		
Other	0.02	113,026
Total North America (primarily United States) (cost $2,177,932)	0.10	713,158
Total Municipal Securities (cost $2,177,932)	0.10	713,158
Total Investments (cost $628,348,977)	92.81	$ 680,792,993

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities		
North America (primarily United States)		
Basic Materials		
Metals and Mining	(0.10)	(701,461)
Other	(0.02)	(110,047)
Capital Goods		
Other	0.00	(15,696)
Consumer Discretionary		
Hotels and Motels	(0.24)	(1,786,487)
Textiles, Apparel and Luxury Goods	(0.22)	(1,628,109)
Auto and Truck Parts and Equipment - Original	(0.21)	(1,520,710)
Household Durables	(0.14)	(1,024,544)
Specialty Retail	(0.08)	(553,765)
Consumer Staples		
Other	(0.05)	(360,008)
Energy		
Energy Equipment and Services	(0.39)	(2,882,420)
Oil, Gas and Consumable Fuels	(0.39)	(2,840,731)
Financial		
Diversified Financial Services	(1.55)	(11,402,809)
Index Fund	(0.40)	(2,964,768)
REITS	(0.32)	(2,322,307)
Capital Markets	(0.30)	(2,188,017)
Index Fund - Small Cap	(0.13)	(924,108)
Special Purpose Entity	(0.10)	(746,262)
Index Fund - Debt	(0.08)	(602,423)
Index Fund - Mid Cap	(0.08)	(562,826)
Other	(0.10)	(705,096)
Healthcare		
Pharmacy Services	(0.15)	(1,124,554)
Biotechnology	(0.06)	(451,211)
Other	(0.02)	(115,618)
Industrials		
Marine	(0.16)	(1,139,877)
Commercial Services and Supplies	(0.11)	(819,547)
Other	0.00	(20,557)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equities ***(Continued)***		
Information Technology		
Semiconductors and Semiconductor	(0.65)	(4,777,048)
Electrical Equipment	(0.19)	(1,358,447)
Software	(0.17)	(1,280,585)
Communications Equipment	(0.06)	(471,410)
Other	(0.03)	(247,999)
Services		
Internet Connectivity Services	(0.41)	(3,027,885)
Technology		
Telecom Services	(0.46)	(3,408,819)
Wireless Equipment	(0.34)	(2,497,106)
Other	(0.02)	(133,766)
Telecommunication Services		
Wireless Telecommunication Services	(0.61)	(4,486,187)
Diversified Telecommunication Services	(0.46)	(3,384,150)
Total North America (primarily United States) (proceeds $61,096,188)	(8.80)	(64,587,360)
Asia and Pacific Rim		
Consumer Discretionary		
Auto and Truck Parts and Equipment - Original	(0.81)	(5,977,849)
Healthcare		
Health Care Providers and Services	(0.13)	(984,783)
Total Asia and Pacific Rim (proceeds $6,166,432)	(0.94)	(6,962,632)
Europe		
Energy		
Energy Equipment and Services	(0.49)	(3,567,666)
Basic Materials		
Other	(0.01)	(96,492)
Total Europe (proceeds $2,983,317)	(0.50)	(3,664,158)
Total Equities (proceeds $70,245,937)	(10.24)	(75,214,150)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Long-Term Debt Securities		
North America (primarily United States)		
Basic Materials		
Paper and Related Products	(0.32)	(2,313,814)
Other	(0.01)	(51,619)
Capital Goods		
Household Durables	(0.42)	(3,054,235)
Consumer, Non-cyclical		
Hotels and Motels	(0.32)	(2,344,717)
Other	(0.01)	(72,887)
Consumer, Non-cyclical		
Cosmetics and Toiletries	(0.22)	(1,601,761)
Food - Miscellaneous and Diversified	(0.22)	(1,594,039)
Household Products	(0.01)	(42,787)
Financial		
Special Purpose Entity	(2.76)	(20,352,821)
Finance - Auto Loans	(0.38)	(2,798,377)
Capital Markets	(0.23)	(1,687,611)
Healthcare		
Medical - Biomedical/Gene	(0.39)	(2,867,941)
Medical - Hospitals	(0.18)	(1,346,811)
Pharmaceuticals	(0.11)	(828,340)
Other	(0.01)	(73,160)
Industrials		
Airlines	(0.28)	(2,062,774)
Services		
Other	(0.01)	(50,209)
Technology		
Biotechnology	(0.17)	(1,242,764)
Computer Services	(0.45)	(3,314,633)
Electronic Components - Semiconductors	(0.12)	(871,674)
Total North America (primarily United States) (proceeds $46,153,093)	(6.62)	(48,572,974)
Total Long-Term Debt Securities (proceeds $46,153,093)	(6.62)	(48,572,974)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Government Securities		
North America		
Government		
United States Government	(3.09)	(22,682,424)
Total North America (proceeds $23,293,229)	(3.09)	(22,682,424)
Total Government Securities (proceeds $23,293,229)	(3.09)	(22,682,424)
Options		
North America (primarily United States)		
Options		
Short Index Call	(0.10)	(724,807)
Short Stock Call	(0.05)	(347,985)
Total North America (primarily United States) (proceeds $1,579,056)	(0.15)	(1,072,792)
Total Options (proceeds $1,579,056)	(0.15)	(1,072,792)
Total Securities Sold but Not Yet Purchased (proceeds $141,271,315)	(20.11)	$ 147,542,340

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Futures		
North America (primarily United States)		
Futures		
Commodity Futures	0.06	453,190
Total North America (primarily United States)	0.06	453,190
Total Futures	0.06	453,190
Equity Swaps		
Europe		
Basic Materials		
Other	0.02	165,087
Capital Goods		
Other	0.00	347
Consumer, Non-cyclical		
Other	0.00	23,589
Consumer Discretionary		
Other	0.03	232,719
Consumer Staples		
Other	(0.01)	(85,101)
Energy		
Oil and Gas Drilling	0.10	701,315
Other	(0.02)	(179,187)
Financial		
Diversified Financial Services	0.45	3,308,036
Other	0.00	17,906
Healthcare		
Other	0.04	275,696
Industrials		
Machinery	0.25	1,814,955
Other	0.03	210,310

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
Equity Swaps ***(Continued)***		
Information Technology		
Other	0.03	225,984
Services		
Other	0.00	24,069
Technology		
Other	0.00	(8,665)
Telecommunication Services		
Other	0.00	(51)
Transportation		
Other	0.00	18,976
Utilities		
Other	0.00	(32,855)
Total Europe	0.92	6,713,130
Asia and Pacific Rim		
Consumer, Non-cyclical		
Other	(0.04)	(306,671)
Energy		
Other	0.02	130,761
Industrials		
Other	0.01	80,870
Information Technology		
Other	0.00	(11,849)
Transportation		
Transport - Services	0.22	1,632,616
Total Asia and Pacific Rim	0.21	1,525,727

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2006

Equity Swaps *(Continued)*	**PERCENT OF PARTNERS' CAPITAL**	**FAIR VALUE**
Other		
Basic Materials		
Containers and Packaging	0.06	548,576
Other	0.00	(608)
Consumer, Non-cyclical		
Other	(0.01)	(106,082)
Consumer Discretionary		
Other	0.01	88,603
Consumer Staples		
Other	0.00	7,571
Financial		
Other	0.04	266,831
Total Other	0.10	804,891
North America (primarily United States)		
Financial		
Other	0.00	13,239
Total North America (primarily United States)	0.00	13,239
Total Equity Swaps	1.23	$ 9,056,987

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2006

Note 1 - Organization and Nature of Business

Loeb Arbitrage Fund (the "Fund"), a New York State Limited Partnership, was formed on May 14, 1985, and commenced operations on January 15, 1988. The Fund, under the terms of its limited partnership agreement, will continue until December 31, 2010 unless sooner dissolved. The Partnership invests primarily in arbitrage, distressed securities trading, securities option trading, event-driven and values opportunities and other securities transactions. The Fund may also engage in certain derivative transactions, and a limited amount of commodities transactions (consistent with an exemption from commodities regulation and the United States Commodities Exchange Act, as amended). When the Fund engages in certain arbitrage and other trading activities, it invests funds jointly under a joint account agreement ("Joint Account") with Loeb Partners Corporation ("LPC"), a Delaware corporation which is related to the General Partner. During 2006 substantially all investments were made under the Joint Account with LPC. Allocation from the joint account is made in proportion to the funds invested by the Fund and LPC. The net income for each partner of the Fund is allocated one-fourth to the General Partner and three-fourths to all partners in proportion to their individual interests. Net losses for each partner are allocated to individual partners' capital accounts in proportion to their individual interests. The partnership prepares its financial statements as a broker-dealer as required by the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Fund records security transactions on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) Valuation of Securities

In general, securities which are listed on a national securities exchange are valued at their last available public sale price, on the date of determination on the largest national securities exchange, on which such securities have traded on such date. If no such sales

Note 2 - Summary of Significant Accounting Policies *(Continued)*

c) *Valuation of Securities (Continued)*

of such securities occurred on either of the foregoing dates, such securities positions (whether long or short) are valued at the last reported "bid" price on the largest securities exchange on which such securities are traded, on the date of determination. NASDAQ securities (whether long or short) are valued at the last reported "bid" price on NASDAQ.

Debt securities traded over-the-counter (whether long or short) are valued by the General Partner on a reasonable basis between the last reported "bid" and "asked" prices derived from published industry sources, from quotes provided by brokers trading the securities and prices available on the NASDAQ Trade Reporting and Compliance Engine (TRACE). In special circumstances in which the General Partner determines that market prices or quotations do not fairly represent the value of particular assets, or if the investments are either not securities (such as, for example, bank debt interests) or are not listed on an exchange (or exchange quotations are not readily available), such investments are valued at the fair market value thereof as determined by the General Partner (even if such determination differs from such market prices or quotations), where possible at a price between the "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances, the General Partner attempts to use consistent and fair valuation criteria.

Listed and over-the-counter options are valued on a reasonable basis within the "bid/asked spread" on the largest national securities exchange (measured by dollar volume of transactions in such option) for which such option is traded, on the date of determination or if no "bid" and "asked" prices are available, or if in the opinion of the General Partner such prices do not represent fair value, at such value as the General Partner may determine. Any commodity futures contracts are valued at the most recent available closing quotation on the commodity exchange on which the commodity futures contract is traded by the Partnership. Commodities other than commodities futures contracts are valued at such value as the General Partner may determine.

d) *Financial Instruments*

In the normal course of business, the Partnership utilizes derivative financial instruments such as options, equity swap contracts, and forward currency contracts both domestic and foreign, in connection with its proprietary trading activities.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

d) Financial Instruments (Continued)

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the Partnership records its derivative activities at market value. Gains and losses from derivative financial instruments are included in net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments in the statement of income.

e) Foreign Currency

Amounts denominated in or expected to settle in foreign currencies (FC) are translated into United States dollars at rates reported by a major New York City financial institution on the following basis:

i) Market value of investment securities, other assets and liabilities - at the closing rate of exchange at the balance sheet date.

ii) Purchases and sales of investment securities, income and expenses - at the rate of exchange prevailing on the respective dates of such transactions.

The Fund isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term and/or long-term securities, sales of FC, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities including investments in securities at fiscal year end, resulting from changes in the exchange rate.

f) Income Taxes

All gains and losses subject to taxes are passed on to the individual partners and, accordingly, no provision for federal and state income taxes has been made for the Fund. Since all income derived is from investing and trading in the Fund's own account, it is not liable for any local taxes. As of December 31, 2006, book basis of net assets exceeded tax basis by approximately $8,706,000.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

g) Cash

The Fund considers demand deposits to be cash. At December 31, 2006 the Fund has no cash accounts. All cash transactions are executed through accounts with the Fund's clearing brokers (Note 4).

Note 3 - Investment Transactions

Marketable securities owned, at market value, other investments, at market value and securities sold but not yet purchased, at market value, consist of the following:

	Cost	Market
Securities owned:		
Equities at market value	$ 525,995,069	$ 561,787,639
Restricted securities at fair value	4,681,893	16,062,281
Long-term debt securities at market value	17,822,160	18,683,480
Government Securities at market value	15,041,477	15,015,224
Options at market value	4,208,728	3,425,065
	567,749,327	614,973,689
Other investments:		
Trade claims, bank debt and other	34,014,623	37,577,656
Distressed debt securities	24,407,095	27,528,490
Municipal securities	2,177,932	713,158
	60,599,650	65,819,304
Total marketable securities owned and other investments	$ 628,348,977	$ 680,792,993

	Proceeds	Market
Securities sold but not yet purchased:		
Equities	$ 70,245,937	$ 75,214,150
Long-term debt securities	46,153,093	48,572,974
Government securities	23,293,229	22,682,424
Options	1,579,056	1,072,792
Total securities sold but not yet purchased	$ 141,271,315	$ 147,542,340

Note 3 - Investment Transactions *(Continued)*

At December 31, 2006, unrealized appreciation on investments was $55,683,168 which includes $9,056,987 in unrealized appreciation on equity swap contracts and $453,190 in unrealized appreciation on futures contracts.

Note 4 - Clearing Brokers' Accounts

The amount due to, or from, clearing brokers represents debits and credits through the accounts arising from security transactions, both domestic and foreign. Interest is credited or charged to the accounts based upon the average daily balance and is compounded monthly. Any amounts due to the brokers are secured by the pledge of investment securities or other collateral. As of December 31, 2006, the amount due from brokers was $323,926,116 and the effective interest rate on margin balances was 4.9375%.

Note 5 - Related Party Transactions

The General Partner, Loeb Arbitrage Management, Inc. ("General Partner"), is entitled to receive at the end of each month a management fee of 1/12 of 3% of the Fund's total net assets representing, in part, reimbursement for operating expenses of the Fund as incurred by the General Partner. This fee is subject to reduction if the Partners do not achieve certain performance levels. Management fees charged for the year ended December 31, 2006 were $19,215,490 which is net of a reduction of $4,439,012.

At December 31, 2006, the Fund also owed the General Partner $218,493 relating to expense outlays by the General Partner on behalf of the Fund.

The Fund pays brokerage commissions to a related entity, which is under common ownership with the General Partner. Such commissions are limited primarily to the execution cost and clearing charges associated with the trading activities of the Fund, and amounted to approximately $1,891,000 for the year ended December 31, 2006.

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Fund is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. At December 31, 2006 the Fund had net capital of $317,072,460, which exceeded the minimum net capital requirement of $250,000 by $316,822,460, under the alternative method. The Fund's net capital ratio is .4242 to 1.

Note 7 - Commitments

a) Joint Account
Under the Fund's joint account agreement with LPC, the Fund (but not its limited partners) is jointly and severally liable to third party creditors with respect to obligations of the joint account. The Fund's participation in the joint account at December 31, 2006 is approximately 96%.

b) Unfunded Capital Commitments
In connection with the Fund's investment in a private equity company, the Fund has unfunded capital commitments of approximately $272,000 as of December 31, 2006.

These commitments can expire without being drawn upon. As a result, total contractual amounts may not be representative of the Fund's actual future credit exposure or liquidity requirements for these commitments.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Fund is engaged in buying and selling securities, options, commodity futures contracts, and equity swap contracts, both domestic and foreign, for its own account. Fund transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Fund introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

Fund exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Fund. The agreement between the Fund and its clearing brokers provides that the Fund is obligated to assume any exposure related to such non-performance.

Securities sold but not yet purchased are a part of the normal activities of the Fund as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Derivative financial instruments traded by the Fund include option contracts, commodity futures contracts and equity swap contracts, both domestic and foreign. The value of these contracts moves with the changes in value of the underlying security, commodity or index. The Fund is required to maintain collateral to secure these transactions.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including foreign exchange rate movements, and fluctuations in security or commodity prices.

As part of its overall trading strategy, the Fund engages in the purchase and sale of index and stock options for the purpose of reducing market risk.

Index option positions at December 31, 2006 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long index call options	$ 971,554	$ 278,128	$ 197,793
Long index put options	90,486,926	1,066,435	579,923
Short index call options	(87,220,106)	(724,808)	(632,359)
Short index put options	-	-	(1,343)

The net loss which resulted from index option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $2,427,000 for the year ended December 31, 2006.

Stock option positions at December 31, 2006 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long stock call options	$ 878,381	$ 155,333	$ 286,979
Long stock put options	22,477,198	1,925,169	1,885,211
Short stock call options	(6,437,204)	(347,984)	(647,286)
Short stock put options	-	-	(74,938)

The net gain which resulted from stock option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $2,113,000 for the year ended December 31, 2006.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

The Fund has foreign investments in securities, debt instruments, options, and equity swap contracts. Future economic and political developments in those foreign countries could adversely affect the liquidity or value, or both, of the foreign investments in which the Fund is invested.

Note 9 - Futures Contracts

At December 31, 2006, the Company had purchased the following futures contracts:

Commodity Futures Contracts - Short	Unrealized Gain
Copper Future March 2007	$ 430,391
Gold Future February 2006	22,799
	$ 453,190

The net gain which resulted from commodities futures trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $963,000 for the year ended December 31, 2006.

Note 10 - Financial Highlights

The following financial highlights have been calculated in accordance with the AICPA Audit and Accounting Guide, "Audits of Investments Companies."

Net investment income (loss) ratio	0.27%
Expense ratio	3.90%
Total return	
Total return for partners invested at beginning of year	15.11%
Theoretical reallocation to General Partner	(3.78%)
Theoretical total return on investments held by limited partners for the year	11.33%

Note 10 - Financial Highlights *(Continued)*

An individual partner's return and ratios will vary based on the timing of his capital transactions.

The ratios of net investment income (loss) and expense are calculated as a percentage of average net assets. The average net assets were determined on a monthly basis for the above calculations. Total return is calculated based on the change in value during the year of a theoretical investment made at the beginning of the year.

Note 11 - Subsequent Events

The General Partner received notice from Limited Partners prior to December 31, 2006 of additional capital contributions and capital withdrawals effective January 1, 2007 pursuant to Articles 6.03 and 6.06 of the limited partnership agreement in the amounts of approximately $300,000 in contributions and approximately $93,000,000 of withdrawals. The General Partner also withdrew approximately $21,000,000 effective January 1, 2007. In accordance with Statement of Financial Accounting Standards No. 150 *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, the Fund has treated capital that is mandatorily redeemable as a liability of the Fund. As such the Fund has reclassified $113,871,099 from partners' capital to partners' distribution payable representing the amount subject to redemption at December 31, 2006.

END